BARRETT OPPORTUNITY FUND, INC.

PROSPECTUS

December 31, 2010

Class: Ticker Symbol

O: SAOPX

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED • NO BANK GUARANTEE • MAY LOSE VALUE

Fees and Expenses of the Fund

The accompanying table describes the fees and expenses that you may pay if you buy and hold shares of the fund.

Shareholder Fees

(Paid directly from your investment)

Maximum sales charge (load) imposed on purchases (as a % of offering price)	None
Maximum deferred sales charge (load) (as a % of amount redeemed)	None

Annual Fund Operating Expenses

(Expenses that you pay each year as a percentage of the value of your investment)

Management fees	0.75%
Distribution and service (12b-1) fees	None
Other expenses	0.45%
Total annual fund operating expenses	1.20%

Example

This example is intended to help you compare the cost of investing in the fund with the cost of investing in other mutual funds. The example assumes:

•	You invest $10,000 in the fund for the time periods indicated
•	Your investment has a 5% return each year and the fund’s operating expenses remain the same
•	You reinvest all distributions and dividends without a sales charge

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

Number of Years You Own Your Shares

1 year	3 years	5 years	10 years
$122	$381	$660	$1,455

BARRETT OPPORTUNITY FUND, INC.

A No-Load Mutual Fund

Class O (SAOPX)

55 Water Street, New York, New York 10041

1-877-721-1926

STATEMENT OF ADDITIONAL INFORMATION

Barrett Opportunity Fund, Inc. (the “fund”) is an open-end, no-load, non-diversified management investment company. The fund seeks to achieve above average long-term capital appreciation. Current income is a secondary objective. There can be no assurance that the fund will achieve its investment objectives.

This Statement of Additional Information (the “SAI”) is not a prospectus and is only authorized for distribution when preceded or accompanied by the fund’s current prospectus dated December 31, 2010 (the “prospectus”). This SAI supplements and should be read in conjunction with the prospectus, a copy of which may be obtained without charge by writing the fund at the address, or by calling the telephone number, listed above.

December 31, 2010

MANAGEMENT

Directors and Executive Officers

The business and affairs of the fund are managed under the direction of the Board of Directors. The Board approves all significant agreements between the fund and the persons or companies that furnish services to the fund, including agreements with its manager, distributor, custodian and transfer agent. The fund’s day-to-day portfolio management operations are delegated to the manager.

The principal occupations of the Directors and executive officers of the fund for the past five years are listed below. The address for each Director is c/o Barrett Associates, Inc., 90 Park Avenue, 34th Floor, New York 10016. Each of the fund’s officers are also officers of certain of the other investment companies for which Barrett Associates or its affiliates acts as investment manager.

Name, Address, and Birth Year	Position(s) Held with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held by Director
NON-INTERESTED DIRECTORS:
Barry Handel, CPA Birth year: 1951	Director	Since 2006	Partner, Falk & Handel LLP (accounting firm)	1	None

Rosalind A. Kochman Birth year: 1937	Director Chairperson	Since 1990 Since 2005	Health care consultant and retired attorney; prior to 2002, Chief Executive Officer, Brooklyn Eye Surgery Center, and Administrator, Kochman, Lebowitz & Mobil, MDs (optometric physicians)	1	None

William Morris, Jr., CPA Birth year: 1948	Director	Since 2005	President, William Morris & Associates P.C. (accounting firm)	1	None

Irving Sonnenschein Birth year: 1920	Director	Since 1994	Partner, Sonnenschein, Sherman & Deutsch (law firm)	1	None

INTERESTED DIRECTOR:
Irving Brilliant Birth year: 1918	Director	Since 1978	Retired; prior to April 2003, Director of ClearBridge Asset Management Inc. (“ClearBridge,” formerly Salomon Brothers Asset Management Inc) and Citigroup Global Markets Inc (“CGMI”) and portfolio manager of the fund	1	None

EXECUTIVE OFFICERS:
Peter H. Shriver, CFA® Barrett Associates 90 Park Avenue New York, NY 10016 Birth year: 1952	President and Chief Executive Officer	Since December 2006	President, Barrett Associates (since April 2004); Managing Director, Barrett Associates (1989-2004)	N/A	N/A

Name, Address, and Birth Year	Position(s) Held with Fund	Term of Office(1) and Length of Time Served	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex(2) Overseen by Director	Other Directorships Held by Director
Kaprel Ozsolak Legg Mason & Co., LLC (“Legg Mason & Co.”) 55 Water Street New York, NY 10041 Birth year: 1965	Chief Financial Officer	Since June 2010	Director, Legg Mason & Co. (since 2005); Chief Financial Officer of certain mutual funds associated with Legg Mason & Co. (since 2005); formerly, Treasurer of certain mutual funds associated with Legg Mason & Co. (2005 to 2010); formerly, Vice President at Citigroup Asset Management (1996 to 2005); formerly, Chief Financial Officer and Treasurer of certain mutual funds associated with certain predecessor firms of Legg Mason & Co. (2004 to 2005); formerly, Controller of certain mutual funds associated with certain predecessor firms of Legg Mason & Co. (2002 to 2004)	N/A	N/A

E. Wells Beck, CFA® Barrett Associates 90 Park Avenue New York, NY 10016 Birth year: 1968	Vice President and Investment Officer	Since April 2010	Managing Director, Barrett Associates (since 2006); Analyst and portfolio manager, Haven Capital Management (2001-2006)	N/A	N/A

Robert J. Milnamow Barrett Associates 90 Park Avenue New York, NY 10016 Birth year: 1950	Vice President and Investment Officer	Since December 2006	Managing Director, Barrett Associates (since November 2003); Managing Member, Thayer Pond Capital, LLC (2001-2003); Senior Portfolio Manager, Rockefeller & Co. (investment firm) (1998-2001)	N/A	N/A

Fred Jensen Legg Mason & Co. 620 Eighth Avenue New York, NY 10018 Birth year: 1963	Chief Compliance Officer	Since September 2008	Director of Compliance, Legg Mason Office of the CCO (since April 2006); Chief Compliance Officer of Legg Mason Private Portfolio Group. Prior to April 2006, Vice President of Investment Advisory Compliance for Guardian Insurance Company of America. Formerly, Chief Compliance Officer of Reserve Funds.	N/A	N/A

John Chiota Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1968	Chief Anti-Money Laundering Compliance Officer	Since September 2006	Vice President, Legg Mason & Co. or its predecessors (since 2004); Chief Anti-Money Laundering Compliance Officer of certain funds associated with Legg Mason & Co. or its affiliates (since 2006); Prior to August 2004, Chief AML Compliance Officer, TD Waterhouse (brokerage firm)	N/A	N/A

Steven Frank Legg Mason & Co. 55 Water Street New York, NY 10041 Birth Year: 1967	Treasurer	Since June 2010	Vice President of Legg Mason & Co. or its predecessors (since 2002); Treasurer of certain funds associated with Legg Mason & Co. (since 2010); formerly, Controller of certain funds associated with Legg Mason & Co. or its predecessors (2005 to 2010); formerly, Assistant Controller of certain mutual funds associated with certain predecessor firms of Legg Mason & Co. (2001 to 2005)	N/A	N/A

Robert I. Frenkel Legg Mason & Co. 100 First Stamford Place Stamford, CT 06902 Birth year: 1954	Secretary and Chief Legal Officer	Since 2003	Managing Director and General Counsel, Global Mutual Funds for Legg Mason & Co. and its predecessors (since 1994); Secretary and Chief Legal Officer of certain mutual funds associated with Legg Mason	N/A	N/A

(1)

Each Director holds office for an indefinite term until the earlier of (1) the next meeting of shareholders at which Directors are elected and until his or her successor is elected and qualified, or (2) the time that Director resigns or his or her term as a Director is terminated in accordance with the fund’s by-laws. Officers are elected annually by the Board of Directors.

(2)

A Fund Complex means two or more investment companies that (1) hold themselves out to investors as related companies for purposes of investment and investment services, or (2) have a common investment adviser or have an investment adviser that is an affiliated person of the investment adviser of any of the other investment companies.

As of December 31, 2009, none of the Directors who are not “interested persons,” as defined in the 1940 Act, of the fund or the manager (“Independent Directors”) or their immediate family members owned beneficially or of record any securities in the manager or distributors of the fund, or in a person (other than a registered investment company) directly or indirectly controlling, controlled by or under common control with the manager or the principal underwriter of the fund.

The Board met four times during the fund’s last fiscal year.

The fund has an Audit Committee and a Nominating Committee. The members of the Audit Committee and the Nominating Committee are Mr. Handel, Ms. Kochman, Mr. Morris and Mr. Sonnenschein.

In accordance with its written charter adopted by the Board of Directors, the Audit Committee assists the Board in fulfilling its responsibility for oversight of the quality and integrity of the accounting, auditing and financial reporting practices of the fund. The principal functions of the Audit Committee are to: (a) oversee the scope of the fund’s audit, the fund’s accounting and financial reporting policies and practices and its internal controls and enhance the quality and objectivity of the audit function; (b) approve, and recommend to the Independent Board Members (as that term is defined in the Audit Committee Charter) for their ratification, the selection, appointment, retention or termination of the fund’s independent registered public accounting firm, as well as approving the compensation thereof; and (c) approve all audit and permissible non-audit services provided to the fund and certain other persons by such independent registered public accounting firm. During the fund’s most recent fiscal year, the Audit Committee met two times.

The Nominating Committee is charged with the duty of making all nominations for Independent Directors to the Board of Directors. The Nominating Committee may consider nominees recommended by the fund’s shareholders when a vacancy becomes available. Shareholders who wish to recommend a nominee should send recommendations to the fund’s Secretary that include all information relating to such person that is required to be disclosed in solicitations of proxies for the election of Directors. A recommendation must be accompanied by a written consent of the individual to stand for election if nominated by the Board and to serve if elected by the shareholders.

The Nominating Committee also identifies potential nominees through its network of contacts and may also engage, if it deems appropriate, a professional search firm. The Nominating Committee meets to discuss and consider such candidates’ qualifications and then chooses a candidate by majority vote. The Nominating Committee does not have specific, minimum qualifications for nominees, and has not established specific qualities or skills that it regards as necessary for one or more of the Directors to possess (other than any qualities or skills that may be required by applicable law, regulation or listing standard). However, in evaluating a person as a potential nominee to serve as a Director, the Nominating Committee may consider the following factors, among any others it may deem relevant:

•	whether or not the person is an “interested person” as defined in the 1940 Act and whether the person is otherwise qualified under applicable laws and regulations to serve as a Director of the fund;

•

whether or not the person has any relationships that might impair his or her independence, such as any business, financial or family relationships with fund management, the investment manager of the fund, other fund service providers or their affiliates;

•	whether or not the person serves on boards of, or is otherwise affiliated with, competing financial service organizations or their related mutual fund complexes;

•	whether or not the person is willing to serve, and willing and able to commit the time necessary for the performance of the duties of a Director of the fund;

•

the contribution which the person can make to the Board and the fund (or, if the person has previously served as a Director of the fund, the contribution which the person made to the Board during his or her previous term of service), with consideration being given to the person’s business and professional experience, education and such other factors as the Nominating Committee may consider relevant;

•	the character and integrity of the person; and

•	whether or not the selection and nomination of the person would be consistent with the requirements of the fund’s retirement policies.

The Nominating Committee did not meet during the fund’s most recent fiscal year.

The Board believes that each Director’s experience, qualifications, attributes or skills on an individual basis and in combination with those of the other Directors lead to the conclusion that the Board possesses the requisite attributes and skills. The Board believes that the Directors’ ability to review critically, evaluate, question and discuss information provided to them; to interact effectively with the manager, other service providers, counsel and the independent registered public accounting firm; and to exercise effective business judgment in the performance of their duties support this conclusion. In addition, the following specific experience, qualifications, attributes and/or skills apply to each Director.

Each Director has served as Board member of the fund for at least 4 years. Ms. Kochman has substantial experience in the practice of law and is a significant investor in the fund. Messrs. Handel and Morris have substantial experience advising clients on accounting and/or tax matters. Mr. Brilliant has substantial experience in investment management and, in fact, formerly managed the fund’s investment portfolio. Mr. Sonnenschein has substantial experience practicing law.

The Board’s Chair (“Chair”) and the chair of each committee of the Board is an Independent Director. The Chair serves as a key point person for interaction between management and the Board. The Board and the independent members of the Board also regularly meet outside the presence of management and the independent members of the Board are advised by independent legal counsel. The Board has determined that its leadership structure is appropriate in light of the fund’s circumstances, including the Board’s small size and oversight of a single fund, and provides for the orderly and efficient flow of information among Board members and informed and independent exercise of its responsibilities.

The Board’s role in risk oversight of the fund reflects its responsibility under applicable state law to oversee generally, rather than to manage, the operations of the fund. In line with this general oversight responsibility, the Board receives reports and makes regular inquiry at its quarterly meetings and as needed regarding the nature and extent of significant fund risks (including investment, compliance and valuation risks) that potentially could have a materially adverse impact on the business operations, investment performance or reputation of the fund, but relies upon the fund’s management (including its portfolio managers and Chief Compliance Officer, who reports directly to the Board) and Barrett Associates, as the manager of the fund, to assist it in identifying and understanding the nature and extent of such risks and determining that such risks are being effectively managed by the implementation of appropriate policies, procedures and controls. In addition to reports and other information received from fund management and Barrett Associates regarding the fund’s investment program and activities, the Board as part of its risk oversight efforts meets at its quarterly meetings and as needed with the fund’s Chief Compliance Officer to discuss, among other things, any issues regarding the policies, procedures and controls of the fund. Because the Chair of the Board and the chair of each of the Board’s committees is an Independent Director, the manner in which the Board administers its risk oversight efforts is not expected to have any significant impact on the Board’s leadership structure.